Exhibit 99.1

Le Gaga Holdings Limited Announces Damage Caused by Super Typhoon “Usagi”

HONG KONG, October 4, 2013 - Le Gaga Holdings Limited (NASDAQ: GAGA) (“Le Gaga” or “the Company”), a leading greenhouse vegetable producer in China, today announced damage caused by super typhoon Usagi at its production bases in Huidong, Guangdong Province.

Super typhoon “Usagi” hit the Company’s production bases in Pingshan and Duozhu, Huidong, Guangdong Province, on September 22, 2013 and caused substantial damage. These two production bases have greenhouses of a total area of 2,000 mu (133 hectares), part of which experienced various degrees of damage. Management took prompt action and galvanized employees to undertake rescue efforts, during the most serious natural disaster experienced in the history of the Company.

Mr. Shing Yung Ma, the Company’s chief executive officer, said, “The Company’s management and employees have maintained a high morale in the face of this natural calamity. We have secured the seedlings and production materials for this winter, which is the peak season for our Company, and have begun implementing this winter’s production plan. We are working hard to undertake repair efforts to minimize disruption to this winter’s production and mitigate the impact to our operational results.”

The damage caused by this natural disaster will affect production and the Company’s business, results of operations and financial condition. The Company is still evaluating the extent of the damage and has not yet quantified the impact. The Company will announce in due course the results of any further assessment.

About Le Gaga Holdings Limited (NASDAQ: GAGA)

Le Gaga is a leading greenhouse vegetable producer in China. The Company sells and markets greenhouse vegetables such as peppers, tomatoes, cucumbers and eggplants, as well as green leafy vegetables to wholesalers, institutional customers and supermarkets in China and Hong Kong. The Company has successfully built a trusted brand among its customers.

The Company currently operates farms in the Chinese provinces of Fujian, Guangdong and Hebei. Leveraging its large-scale greenhouses, proprietary horticultural know-how and comprehensive database, the Company specializes in producing and selling high-quality, off-season vegetables during the winter months.

Contact Information

For further information, please contact:

PRChina
Jane Liu	Henry Chik
Tel: (852) 2522 1838	Tel: (852) 2522 1368
Email: jliu@prchina.com.hk	Email: hchik@prchina.com.hk